Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788 • 8200 Fax 804 • 788 • 8218
Steven M. Haas Direct Dial: 804 • 788 • 7217 EMAIL: shaas@hunton.com
By EDGAR and Overnight Delivery FOIA CONFIDENTIAL TREATMENT REQUESTED BY CASCADE BANCORP PURSUANT TO 17 C.F.R. § 200.83 March 28, 2014

David Irving

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	Cascade Bancorp

Amendment No. 2 to Registration Statement on Form S-4

Filed February 20, 2014

File No. 333-192865

Dear Mr. Irving:

On behalf of our client, Cascade Bancorp (“Cascade”), we are providing the enclosed documents on a supplemental basis. These documents are being provided pursuant to a request of the staff (the “Staff”) of the Securities and Exchange Commission in connection with conversations between Cascade’s management and the Staff regarding comment 11 of the Staff’s letter, dated February 7, 2014, related to the above-referenced filing.

On behalf of Cascade, we hereby request pursuant to 17 C.F.R. § 200.83 confidential treatment for all redacted portions of the enclosed supplemental information, which are indicated herein as [Redacted]. Please promptly inform Andrew Gerlicher, Esq., Cascade Bancorp, 1100 NW Wall Street, Bend, Oregon 97701, Phone: (541) 617-3147, of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise. In addition to the electronic filing, we are delivering a hard copy of this letter to the Staff in unredacted form.

FOIA confidential treatment of Appendices A, B, C, D and E requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need additional information, please contact me at shaas@hunton.com or (804) 788-7212.

Sincerely,

/s/ Steven M. Haas

Steven M. Haas, Esq.

Enclosure

cc:	Christian Windsor, Esq. (Securities and Exchange Commission) (without enclosure)

Andrew J. Gerlicher, Esq. (Cascade Bancorp)

FOIA confidential treatment of Appendices A, B, C, D and E requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix A

Illustrative chart e-mailed March 12, 2014, by P. Hartman to L. McCord

[Redacted]

FOIA confidential treatment of Page 1 of Appendix A requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix B

E-mail sent March 18, 2014, by T. Zink to L. McCord

Mr. Mark Kronforst

Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Dear Mr. Kronforst:

Thank you for your input and discussion on March 14, 2014

On December 16, 2013, Home Federal Bancorp, Inc. (“Home”) and Cascade Bancorp (“Cascade”, the “Bank” or “the Company”) filed a Form S-4 to register shares to be issued in the merger of Cascade and Home. Cascade is a $1.4 billion bank with footprint mainly in Central Oregon and Greater Boise, Idaho markets. HOME is a $1 billion bank. Cascade and Home have significant overlap in key markets, making the merger attractive in terms of market share, growth potential and efficiency, and is expected to result in strong financial accretion.

We received and responded to two comment letters from the Staff of the Division of Corporation Finance (the “Staff”) as attached. Subsequent to our response to the staff in the second comment letter, we received a request for additional information about the reinstatement of a deferred tax asset (“DTA”) at June 30, 2013.

The staff objective of this communication is twofold.

1)	Provide a summary of key factors that led to management’s conclusion to reverse its DTA valuation allowance in accordance with GAAP and its determination that under GAAP that its DTA will more likely than not to be fully utilized in a reasonable amount of time.

2)	Provide an analysis as to DTA realization under a forecast scenario wherein i) baseline pretax income levels are computed at recent quarterly levels and ii) there is no growth considered for future periods.

Section I - Summary of key factors

The bank has a long verifiable history of profitability prior to the onset of the Great Recession. Significant credit-related losses ensued beginning in 2008 resulting in the bank establishing a full DTA allowance in 2009. In 2011, the Company was recapitalized and management changes were implemented including a new CEO, chief credit officer and chief banking officer. The new management team implemented assertive steps to return the bank to profitability.

Per ASC 740-10-30-18, future realization of the tax benefit of an existing deductible temporary difference or carry-forward ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback and/or carry-forward period available under the tax law.

FOIA confidential treatment of Page 1 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Primary negative evidence was the Bank’s cumulative three year loss position.

In reaching its conclusion to reverse its DTA valuation allowance as of June 30, 2013, the Bank recognized that its cumulative loss represented significant negative evidence to overcome. In evaluating the cumulative loss, the bank considered the nature and timing of the losses that contributed to the three year cumulative loss position.

Management determined that its cumulative loss was a direct result of a significant strategic decision made by Management and approved by the Board in 2011. The Board approved action to remediate legacy credit problems by executing a large bulk sale that totaled approximately $110 million of toxic loans, or nearly 10% of the bank’s loans. The sale changed the risk profile of the bank dramatically by purging non-performing CRE and Acquisition (land), Development and Construction (ADC) loans that were hardest hit by collapsing real estate prices during the recession. A key beneficial effect of the transaction was it reduced the Banks concentration in higher risk CRE and ADC loans. [Redacted].

In analyzing negative evidence, management also considered the timeframe of the incurred loss. The Bank recognized that if it incurred losses in each of the prior three years, or had realized profits three years ago but losses more recently, the weight of that evidence could have been determinative. However, upon the execution of the bulk sale in 2011 the bank immediately returned to profitability which has been sustained to date.

In addition to the bulk sale’s impact on profitability, management had evidence as to its beneficial impact on credit quality. In that respect, the bank has seen continuous improvement in all credit quality metrics to levels at or better than peer banks, a key element to concluding the bank’s profitability would be sustainable.

Management also considered it important evidence that the FDIC and its Oregon bank regulators confirmed the Banks improved condition and prospects by lifting all regulatory Orders and restrictions and assigning the Bank a safety and soundness rating of ‘satisfactory’ at its exam in 2013. Management also considers bank regulatory approval of its pending merger with Home Federal Bancorp as subsequent positive evidence underscoring its DTA determination.

Other important evidence to overcome the cumulative loss was that forecast growth in profitability generates sufficient pretax earnings to utilize the DTA even in a slow or no growth scenario.

Thus there was significant evidence of the beneficial effect of the bulk sale that informed management’s judgment as to the nature and timing of its cumulative loss position. Accordingly, management concluded it was appropriate to release the valuation allowance in the second quarter of 2013, and subsequent analysis in the third and fourth quarters has supported this conclusion.

Summary of other positive evidence:

1)	A conclusion that the 2007 asset concentration in ADC lending that caused a cumulative loss had been fully remediated. [Redacted]. The improvement in the bank’s credit risk profile has led to a return to stable profitability.

2)	The FDIC and State of Oregon regulators had lifted its previous Cease and Desist Order and have removed the subsequent MOU. Bank was rated ‘satisfactory’ at its most recent safety and soundness examination in Q2 of 2013.

FOIA confidential treatment of Page 2 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

3)	[Redacted]. This attribute is a distinguishing trait that is unique among community banks. It establishes a foundation for reliable bank profitability and reduces interest rate risk. The bank has had a stable and strong net interest margin that has been above peer bank levels for years because of the unique core deposit franchise.

4)	Management has evaluated and forecast solid core earnings in the future. The Bank has unique and low cost funding sources and has a history of strong loan growth and earnings (except for credit losses arising from the Great Recession). The bank’s footprint is projected to grow at a pace markedly faster than national averages. Its footprint ranks in the 80th decile of banks nationally in terms of the pace of growth in its market footprint (deposit weighting of census bureau projected population growth), and it holds a strong market position in growth markets. Its prospects for continued improvement in pretax earnings were deemed likely given these factors.

5)	The bank has strategic alternatives that include growth opportunities by organic growth or M&A. Cascade grew to $2.6 billion prior to the Great Recession. [Redacted]. This flexibility was considered positive evidence as to the likelihood of achievement of forecast pretax income sufficient to realize its DTA.

6)	The bank has a strategic strength in the diversity and experience of its Board and management team. The new leadership has been in place since early 2012 and has executed a significant turnaround. Executives and Board resumes include leadership of very large national banks and expertise to diversify revenue sources. This is apparent in the timely success of its turnaround as well as introduction of new products and services and strategies that have demonstrated effect on revenues. Examples of expertise enabling activities include new SBA production, customer swaps, mobile banking product introduction, and mortgage production success in that timeframe.

The forecast used by management, which utilizes reasonable growth factors, results in the Deferred Tax Asset being utilized in 5-6 years. Management remains confident in their ability to meet this forecast.

Throughout this process, management consulted with an accounting firm, that was not its independent auditor, to assist management and challenge the conclusion to recapture the DTA.  Upon completion of that process management discussed its conclusion with the audit committee and its outside auditors, both of whom concurred with management’s position.

Section II – No Growth Scenario

Per a staff request, the Company has prepared an analysis of DTA realization under a forecast scenario wherein i) baseline pretax income levels are computed at recent quarterly levels and ii) there is no growth in the forecast for future periods.

[Redacted]. These three quarters represent performance since the June 30, 2013 quarter in which the DTA allowance was reversed. Management has shared its forecast scenario that incorporates loan and deposit growth assumptions for the bank used in evaluating the likelihood the Bank would achieve sufficient taxable income to realize its DTA. The Management acknowledges a no-growth baseline may represent one of many scenarios that could be used in considering DTA realization timeframes.

FOIA confidential treatment of Page 3 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

In a no growth environment, management has a direct responsibility and duty to implement actions that are controllable by them that mitigate unsatisfactory results arising from a “no growth” scenario. For example, if the bank is unable to produce the loans necessary to grow, its variable cost of loan production would decline, including incentive pay and performance related bonuses which are included in the annualized results used as the starting point.. Additionally with banking volumes flat, production support staff levels would adjust lower, as would credit approval and underwriting. These jobs are a variable cost to the bank and can grow or retract based on the current economic environment.

Specifically, the following table identifies [Redacted] that would be implemented should a no-growth scenario become a likely situation confronted by the bank. To not consider such prudent and actionable responses to various scenarios would result in a forecast that is not indicative of a comprehensive analysis.

In addition, earlier in this document it was noted the Board and management acknowledged its infrastructure is sufficient to support a bank nearly twice its size. As recently as 2007, the bank had $2.6 billion in assets compared to its current $1.4 billion. In setting its strategic goals in 2011, the Board and Management decided to leverage its excess infrastructure and set goals to grow organically and by M&A. However it also was clear that if its ambition for growth was unavailable, it could reduce its infrastructure as well. In that regard the Bank engaged Crowe Horwath consulting to identify cost saving opportunities should the Company not achieve its growth goals. Approximately $10 million in infrastructure and organizational realignment was identified by Crowe Horwath.

While growth is the clear strategic direction of the Company, management considers it has a clear path to adjust its costs to reflect a wide range of growth scenarios and included a portion of the $10 million identified in its adjustments. Management also considered potential negative factors such as a further recession or a decline in interest rates and the potential impact on profitability.

Therefore the following table reflects the above management actions discussed above, and provides commentary as to the basis for such modifications. We would be pleased to discuss this scenario further.

The result of modifying the zero growth analysis with prudent cost reduction and other available actions demonstrates a recapture of the Deferred Tax Asset in [Redacted] and serves to reinforce Management’s conclusion that [Redacted].

[Redacted]

Loan Loss Provision analysis

Consideration has been given to the adequacy of the Bank’s Loan Loss Provision. In the no growth scenario, would assume a minimal provision for the following reasons.

The Company’s ratios for Reserve to Loans, and Reserve to Non-Performing Assets are above peer averages because of historical factors. Significantly, the bank currently has [Redacted].

[Redacted]

FOIA confidential treatment of Page 4 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

History and Background of Cascade

Bank of the Cascades (BOTC) has had a long history of growth and profit since inception in 1977. The bank has very solid brand equity in the markets we serve and has established a core deposit franchise that is an industry leader in both cost and growth. This low-cost deposit franchise is a large reason the bank was able to recapitalize itself during 2011.

During 2013, the bank grew deposits at almost 9% while maintaining a cost of deposits of 13bp. Both of those statistics rank in the upper quartile nationwide. The bank was able to grow loans at an industry leading level of 17% putting to use the low-cost deposits the franchise produces. This bank has been a top-tier performer for the vast majority of its existence.

In 2007, banks across the country ran into significant credit issues and BOTC was not exempt. The bank was caught up in the real estate bubble and had over-extended itself in development lending. As a result, the bank suffered when the economy and especially real estate development began a deep downward spiral. 2010 was the turning point for BOTC. In January of 2011, the bank raised $177 million in new capital and embarked on a plan to rebuild the company. New management was brought in and began the process of assessing the overall condition of the bank. It was determined for the bank to once again return to profitability, assertive action would need to take place.

In third quarter of 2011, the bank did a bulk loan sale ridding itself of $110 million of the most toxic assets in the loan portfolio. This resulted in an historic $55 million dollar loss for the company. While the loss was large and costly for the bank, it also helped position the bank for a complete recovery. In fourth quarter of 2011, the ALLL was revised to include the $55 million loss and this resulted in a loan reserve of 5.15%.

It is important to note the unusual nature of the $55 million loss in 2011. This was a single transaction that resulted in a very large loss in third quarter and a smaller one in fourth.. The single transaction was responsible for selling approximately 10% of the entire bank’s loan portfolio. Since 2011, the bank has had nine (9) consecutive quarters of profitability (including Q1 of 2013). The elimination of the most toxic assets has allowed Management to rebuild a credit portfolio that today is tracking on par or better than peer banks. As stated earlier, on top of the improved credit metrics, the bank has sustained impressive loan growth numbers, 17% in 2013.

Return to Profitability

In early third quarter of 2012, the board of directors and management observed two strategic paths to improve the performance of the bank. The first, and most desirable, was to pursue an acquisition of Home Federal Bank. The acquisition would be transformational for the company as the overlap in back-shop and physical distribution was substantial. It was determined that a cost reduction of close to 25% of the combined companies was not only attainable but even conservative.

[Redacted]. Both the [Redacted] and a proposal to acquire Home Federal were delivered to the board in late third quarter. There was debate but the overwhelming consensus was to proceed with an attempt to acquire Home Federal Bank.

In late 2012, an LOI was presented to Home Federal and discussions ensued. The HOME board of directors felt that the proposed transaction would be somewhat of a problem due to the social issues surrounding the job loss on the Home side because of the significant overlap as well as BOTC’s continued regulatory issues. By the start of second quarter BOTC decided to continue expressing an interest in HOME but to implement the plan of reducing expenses. To that end, the bank closed 2 branches and reduced overall FTE by over 60.

FOIA confidential treatment of Page 5 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

The bank engaged Crowe Horwath once again to help determine the timing of the recovery of the DTA. Another smaller tax firm in Los Angeles was also engaged. These two firms along with management and the board reviewed the forecasts and direction of the bank as well as historical performance and determined that, according to GAAP, the bank could reverse the DTA and that it was more likely than not that a full utilization would take place over the next 4 to 7 years depending on the ability to consummate a merger with HOME. If the merger were to be accepted, the DTA would be recovered in 4 years and if the expense initiative were to continue it would take upwards of 7 years.

The bank continued its pursuit of Home Federal while at the same time looking at expense control as an effective way to ensure continued growth in profitability. At the end of second quarter 2013, BOTC made the decision to recover the DTA. Expense control measures continued to be discussed and implemented. The bank decided to pay-off costly FHLB advances resulting in a savings of $500k per quarter. They also retired outstanding severance payments that had been negotiated from the recent management change as well as the FTE reduction. All in all, the one-time non-recurring charges amounted to $6.1 million. The decision to pay these off was an effort to eliminate future costs and allow the bank to proceed with continued and improved profit.

The Merger

In mid-third quarter of 2013 Home Federal put themselves on the market announcing a sale to Banner Bank and a go-shop provision that allowed any other banks to bid for the bank. BOTC revised their prior offer and submitted a bid that was this time accepted by the HOME board of directors. BOTC immediately put all expense control measures on hold and started down the path of merging with HOME. The results of the merger will be significant as it will now utilize the DTA in the accelerated timeframe and one that was contemplated when the board and our outside auditors approved the reversal.

The bank that exists today - and on June 30th 2013 - is not the same bank that had to incur a big loss in third quarter of 2011. The problems of the loan portfolio are gone and, since that time, the bank has and will remain profitable. The decision of management that it was more likely than not that the bank would utilize the full DTA in a reasonable amount of time is not only consistent with GAAP but has been proven out as we continue to grow revenue and profitability. Even without the merger, and using very modest loan growth that is historically proven, along with the ongoing expense management efforts we will realize total utilization in seven (7) years.

FOIA confidential treatment of Page 6 of Appendix B requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix C

Illustrative charts e-mailed March 19, 2014, by T. Zink to L. McCord

[Redacted]

FOIA confidential treatment of Page 1 of Appendix C requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix D

E-mail sent March 24, 2014, by D. Bleile and T. Zink to L. McCord

TO: LINDSAY MCCORD, SEC

DATE: MARCH 24, 2014

RE: STAFF REQUEST FOR ADDITIONAL INFORMATION

The following summarizes management’s response to the staff regarding its decision to release the Deferred Tax Asset reserve in the second quarter of 2013 and discusses the impact that its improved policies and procedures would have had on the 2011 financial statements. This analysis should be reviewed along with prior submissions to the staff, in order to have a complete view of the work that went into determining the timing for recovering the valuation allowance.

In undertaking its analysis, the bank considered the negative impact of a three year cumulative loss, and whether this negative impact could and should be overcome. The attached documentation considers the impact of a large bulk sale and subsequent provision requirements leading up to the significant one-time loss incurred in the third quarter of 2011. This large one-time loss subsequently created a situation where a 3 year cumulative loss existed at the time the DTA was brought back.

To supplement management’s analysis, the bank engaged two outside accounting firms with expertise in this area to help validate the appropriateness and timing of the DTA recovery. The bank exercised its robust internal control process regarding management estimates, along with input provided by the outside accounting firms, to settle on the timing of bringing back the allowance. Subsequently, the bank’s independent audit firm reviewed the results and confirmed the timing and appropriateness of management’s conclusion. All parties considered the significant negative evidence of the three year cumulative loss, including the nature and timing of the loss, as well as the positive evidence of future taxable net income, including stress testing various scenarios, and the impact of stronger policies and procedures over the loan portfolio, and to determine whether it was more likely than not that the DTA would be realized. Management determined, and third parties, including the accounting firms and the bank’s regulators concurred, reaffirming management’s position that GAAP was followed and that the positive evidence outweighed the negative when reviewing the final decision.

One of the items used in the current analysis was a publication by the SEC on April 20th, 2012 which stated that, in the circumstance of a three year cumulative loss, and among other considerations, “Management needs to show why it believes it is appropriate to exclude items such as loan loss provisions when it evaluates whether it has experienced cumulative losses in recent years.” Management is attaching its consideration for the staff to address this. The analysis attached not only substantiates our belief about loan loss provision being excluded; but also why a large segment of the charge-offs that occurred in 2011 would be appropriately excluded.

In June of 2013, management and the board of directors reviewed all of the changes made to credit policy and procedure and came to the conclusion that the types of loans causing the large loss in 2011 no longer existed in the portfolio and the measures new management had taken, would prevent them from reoccurring. When making the decision to discount the impact of that loss, management looked at the current performance of the loan portfolio, (loans left after the large bulk sale plus new loans), as well as the changes implemented in the credit policy manual. Management determined that a large percentage of the losses were created because the bank did not follow regulatory guidelines prior to 2011, resulting in tremendous concentration issues. Changes made by management in late 2011 and early 2012 resulted in significantly improved credit underwriting standards across the bank. In addition, all underwriting/lending authority was removed from the sales force and centralized under Credit Risk Management, and new concentration limits were implemented to prevent any future occurrences similar to the 2006-2011 timeline.

FOIA confidential treatment of Page 1 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

As previously stated and supported by prior responses to the staff, Management has concluded that GAAP was followed and that recapturing the DTA is a more likely than not event. This position is supported by outside accounting firms as well as affirmed by our independent audit firm. We also believe that the merger, although not contemplated in June of 2013, will ensure that the recapture period will be no more than 4 years. [Redacted]. It is also believed that while we cannot ignore the 3 year cumulative loss, it is important to note that it is attributable to a strategic plan to eliminate prior credit issues and position the bank for a successful go forward plan. Since the end of 2011 the bank has remained profitable, the credit portfolio is performing at a much improved level. Evidence of this is the reduction in NPA’s, charge-offs, and the lowering of classified assets from 168% of capital in January of 2012 to 24% today (35% June 30th 2013).

The attached documents will illustrate management’s assertion that recovery of the DTA was timely and proper given the set of circumstances outlined. The results of taking the credit losses that will not reoccur due to improved credit procedures coupled with eliminating high risk development lending ensure that what happened in 2011 is unlikely to occur in the future. The bank is a new bank since the loss of 2011 and the proof is overwhelming. Were the bank to have had the same policies and procedures in place during the run up to 2011, the losses would have been a fraction of what they were. The following chart depicts the results:

	Income Before Taxes (Dollars in Thousands)
	2011	2012	2013	3 year Cumulative Income / (Loss)

As reported	(91,836)	6,030	699	(85,107)

Adjusted for non-recurring items
(Submitted to SEC 3/15/14)	[Redacted]	[Redacted]	[Redacted]	[Redacted]

As adjusted for the impact of credit policy
and practice changes on 2011 net
charge offs and OREO	[Redacted]	[Redacted]	[Redacted]	[Redacted]
(Submitted to SEC 3/24/14)

FOIA confidential treatment of Page 2 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Credit Policy and Underwriting Process	Prior	Current	Impact/ Evidence
CRE Concentration Limits: •CRE: 300% capital

•In 2006 prior BOD / management increased CRE limits above FDIC guidelines

•Bank exceeded and remained above FDIC guidelines until 2011

•2009 Order required a plan to comply with CRE/ADC exposure to regulatory guidelines

		[Redacted]	[Redacted]
ADC Concentration Limits: •ADC: 100% capital

•In 2006 prior BOD / Management increased CRE limits above FDIC guidelines

•Bank exceeded and remained above FDIC guidelines until 2011

•2009 Order required a plan to comply with CRE/ADC exposure to regulatory guidelines

		[Redacted]	[Redacted]
Retail & Small Business Loans: Centralized Underwriting & Lending Authority Independent of Lenders	•Lenders approved and monitored their own loans up to $1 million in aggregate •Lender determination of quality and performance	[Redacted]	[Redacted]
Standardized/Centralized Underwriting & Lending Authority	•Decentralized process •Deficient underwriting and portfolio management practices •Utilized ‘average’ cash flow and debt service coverage LTVs often based on “as-stabilized” value	[Redacted]	[Redacted]

FOIA confidential treatment of Page 3 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Credit Policy and Underwriting Process	Prior	Current	Impact/ Evidence
Speculative Land Loans Large Developer Tract Financing	•Allowed, growth area for Bank in both assets, revenues •2009 Order required a plan to reduce CRE/ADC exposure to regulatory guidelines	[Redacted]	[Redacted]
Unsecured Lending to Developers	•Allowed with minimal guidelines	[Redacted]	[Redacted]
Commercial Loan Oversight Committee	•None	[Redacted]	[Redacted]
Contingent Liability Management	•Not a focal point in underwriting or portfolio management	[Redacted]	[Redacted]
Loan Review Functions & Credit Risk Management

•FDIC exams rated unsatisfactory and noted inadequate policies

•Performed by internal staff

•1st external loan review showed risk monitoring and management systems to be insufficient; resulted in 19 downgrades (30%)

		[Redacted]	[Redacted]

FOIA confidential treatment of Page 4 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Cascade Bancorp
Management Exclusion of Loan Loss Provision Related to Legacy losses in 2011 Arising from Historical Deficiency in Credit Management Policy and Practices
(Dollars in Thousands)

	As Reported	Activity mitigated by Current Policies	As Revised	Relevant change in credit policy, limitation and/or process
Reserve for credit losses

Reserve, at beginning of period	(46,668)		[Redacted]

Recoveries	(3,592)		[Redacted]

Charge-offs (1)
CRE	22,717		[Redacted]
CRE - Investor		[Redacted]		Legacy Bank exceeded current CRE concentration policy in 2006 100% charge offs relate to originations after policy breached Policy/limitation now in effect would prevent excessive risk
CRE - Owner		[Redacted]

Legacy Bank allowed decentralized lender credit authority and underwriting autonomy

Current centralized policy allows no approval authority for lenders

Current policy centralizes and standardizes underwriting

Current policy reduces policy exception

Construction (ADC)	30,824	[Redacted]	[Redacted]	Legacy Bank exceeded current ADC concentration policy in 2006 100% charge offs relate to originations after policy breached Policy/limitation now in effect would prevent excessive risk

Residential	5,217		[Redacted]

C&I / Small business / consumer	22,597	[Redacted]	[Redacted]

Centralized underwriting/approval eliminates lenders approving own originations

- In 2011 loans produced under new standards have 66% improvement in performance as compared to loans originated under prior regime

C&I Muni ADC		[Redacted]	[Redacted]

ADC loan to municipality

Legacy Bank exceeded current ADC concentration policy in 2006

100% charge offs relate to originations after policy breached

Policy/limitation now in effect would prevent excessive risk

Total Charge offs	81,355	[Redacted]	[Redacted]

Provision for credit losses	(75,000)	[Redacted]	[Redacted]	Revised provision excluding legacy asset remediation

Reserve, at end of period	(43,905)	-	[Redacted]

OREO Valuation Allowance

OREO Reserve at beginning of period	(16,849)		[Redacted]

Additions to the OREO Reserve	(14,998)		[Redacted]
		[Redacted]		Legacy Bank exceeded current ADC concentration policy in 2006 100% OREO losses relate to originations after policy breached Policy/limitation now in effect would prevent excessive risk
		[Redacted]		FDIC approved reserve to expedite and eliminate legacy REO - 'fire-sale' vs normal course

Reductions due to sales of OREO	1,560		[Redacted]

OREO Reserve, at end of period	(30,287)	[Redacted]	[Redacted]

2011 adjustment to Provision and OREO Reserve		[Redacted]		Total provision and OREO adjustment

(1)Classification differences occur between Financial Statements and CALL Report because CALL codes are driven by collateral type vs purpose for financial statements. Analysis ensures no double counting of adjustment amounts.

FOIA confidential treatment of Page 5 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Methodology: Based upon detailed loan level examination as to circumstances of 2011 loan charge-offs, adjustments to 2011 were estimated that directly arise from implementation of policy and practices that cure prior credit related deficiencies in the legacy bank. Because total charge offs and provision expense were of comparable amounts in 2011, adjustments to the level of charge-off would cause a like provision adjustment to maintain the reported ALLL balance at December 31, 2011. The analysis assumes no change in the EOP balance for ALLL at that date; however, it would be likely that the provision would also be reduced because of lower historical loss rates, thereby requiring lower FAS 5 ALLL estimate. The ALLL at December 31, 2011 was nearly 5% of gross loans with inclusion of severe bulk sale loss.
Bulk Sale: Loss levels in arising from the bulk sale in 2011 were severe. The sale represented nearly 10% of total loans and largely eliminated NPA's and the most toxic of legacy assets. The bulk sale losses were exacerbated by the 'fire sale' nature of the transaction because bidders knew the Bank to be under an Order and sale was necessary to achieve regulatory compliance. Analysis indicated that other than credit loss ranged from $25M to $35M of $55M total loss in bulk sale. [Redacted].
Gain on Extinguishment of Trust Preferred Debt: The analysis does not adjust for $62M pretax gain on 2011 extinguishment of Trust Preferred Debt, which may be considered in management's assessment of cumulative 3 year loss.

FOIA confidential treatment of Page 6 of Appendix D requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.

Appendix E

Illustrative charts e-mailed March 25, 2014, by G. Newton to L. McCord

[Redacted]

FOIA confidential treatment of Page 1 of Appendix E requested by Cascade Bancorp pursuant to 17 C.F.R. § 200.83.